UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 27, 2018
ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sanmina Corporation

File No. 0-21272 - CF#37020

     Sanmina Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on November 15, 2018.

     Based on representations by Sanmina Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.26   through March 25, 2023

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary